Exhibit 1

KongZhong to Announce Third Quarter 2015 Financial Results on November 23rd, 2015

BEIJING, October 27th, 2015 KongZhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, announced that it will release its unaudited financial results for the third quarter ended September 30th 2015, after the close of the U.S. market on Monday, November 23rd, 2015.

The Company will host a corresponding conference call and live webcast to discuss the results at 7:30PM Eastern Time(ET) on Monday, November 23rd, 2015 (8:30AM Beijing/Hong Kong Time, Tuesday, November 24th, 2015). Please dial-in ten minutes prior to the call to register and receive further instruction. An Operator will greet you and ask for the Conference ID shown as following.

Conference ID: 67855832

The dial-in details for the live conference call are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- U.S. Dial-in Number: +1 845 675 0437

- Hong Kong Toll Free Dial-in Number: 800 906 601

- Hong Kong Dial-in Number: +852 3018 6771

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6713 5090

The conference call will be available live via webcast on the Investors Relations section of KongZhong's website at http://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

A dial-in replay of the conference call will be available from 10:30PM November 24th, 2015 to 07:59AM December 02nd, 2015 (ET):

- U.S. Toll Free Dial-in Number: +1 855 452 5696

- U.S. Dial-in Number: +1 646 254 3697

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Hong Kong Dial-in Number: +852 3051 2780

- Mainland China Toll Free Dial-in Number: 800 870 0206, 400 602 2065

- International Dial-in Number: +61 2 8199 0299

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About KongZhong:

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com.

KongZhong Contacts

Investor Contact

Jay Chang

CFO

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Xingran Chen

Public Relations

Tel: (+86-10) 8857 6000

E-mail: chenxingran@kongzhong.com

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